UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 1, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Extraordinary Report for Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

November 1, 2017

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kazuhiro Yoshizawa

President and CEO

Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices

As an event has occurred having a significant impact on the state of NTT DOCOMO INC.’s (“DOCOMO”) financial position, results of operations and cash flows on the non-consolidated financial statements, DOCOMO hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of the Financial Instruments and Exchange Act and Article 19, Clause 2, Item 19 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

Matters reported

(1)	Date of Payment Received

October 31, 2017

(2)	Details

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of September 30 2017, DOCOMO held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and DOCOMO when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons regarding the sale of DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, DOCOMO received ¥144.9 billion*3 from Tata Sons as payment of the arbitration award amount in accordance with the Court decision regarding DOCOMO’s stake in TTSL.

Concurrent with the receipt of the above award amount, all shares in TTSL held by DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons.

(3)	Impact on profit and loss

DOCOMO expects to include an increase of ¥144.9 billion in income before income taxes, ¥182.4 billion in net income and ¥182.4 billion in net assets, respectively, on its non-consolidated financial statements for the financial year ending in March 31, 2018.

*1 1 rupee = ¥1.76 as of October 31, 2017

*2 $1 = ¥113.16 as of October 31, 2017

*3 The amount received included interest earned and other costs awarded.